Exhibit (b)-(6)

EQUITY COMMITMENT LETTER

CITIC Capital MB Investment Limited

28/F, CITIC Tower

1 Tim Mei Avenue, Hong Kong

December 19, 2012

Giovanna Group Holdings Limited

c/o

Carlyle Asia Partners III, L.P.

FountainVest China Growth Fund, L.P.

FountainVest China Growth Capital Fund, L.P.

FountainVest China Growth Capital-A Fund, L.P.

FountainVest China Growth Fund II, L.P.

FountainVest China Growth Capital Fund II, L.P.

FountainVest China Growth Capital-A Fund II, L.P.

CITIC Capital China Partners II, L.P.

(CITIC Capital (Tianjin) Equity Investment Limited Partnership)

China Everbright Finance Limited

Ladies and Gentlemen:

This letter agreement sets forth the commitments of CITIC Capital MB Investment Limited (“Sponsor”), subject to the terms and conditions contained herein, to purchase, directly or indirectly, certain equity interests of Giovanna Group Holdings Limited, a newly formed exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”). It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) to be entered into among Focus Media Holding Limited (the “Company”), Giovanna Parent Limited, a wholly-owned subsidiary of Holdco (“Parent”), and Giovanna Acquisition Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Concurrently with the delivery of this letter agreement, the parties set forth on Schedule A (each, an “Other Sponsor”) are entering into letter agreements substantially identical to this letter agreement (each an “Other Sponsor Equity Commitment Letter”) committing to invest in Holdco. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1. Commitment. This letter agreement confirms the commitment of the Sponsor, subject to the terms and conditions set forth herein, to subscribe for (or cause to be subscribed for) equity securities of Holdco and to pay (or cause to be paid) to Holdco in immediately available funds at or prior to the Closing an aggregate cash purchase price equal to $53,600,000 (such sum, the “Commitment”), which will be applied to (i) fund (or cause to be funded through Parent or Merger Sub) a portion of the Exchange Fund and any other amounts required to be paid pursuant to the Merger Agreement and (ii) pay (or cause to be paid through Parent or Merger Sub) related fees and expenses pursuant to the Merger Agreement; provided that Sponsor shall not, under any circumstances, be obligated to contribute more than the Commitment to Holdco and the liability of the Sponsor hereunder shall not exceed the Commitment amount. Sponsor may effect the purchase of the equity interests of Holdco directly or indirectly through one or more direct or indirect Subsidiaries of Sponsor or any other private equity fund managed or advised by an affiliate of Sponsor, including, without limitation, Power Star Holdings Limited. The amount of the Commitment to be funded under this letter agreement may be reduced in a manner agreed by Sponsor and the Other Sponsors in the event that Parent does not require all of the equity with respect to which Sponsor and each Other Sponsor have made the Commitments (as defined, with respect to Sponsor and each Other Sponsor, in this letter agreement or the applicable Other Sponsor Equity Commitment Letter, as the case may be) but only to the extent that it will be possible for Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement with the Sponsor and the Other Sponsors contributing less than the full amount of the Commitments.

2. Conditions. The Commitment, including the obligation of Sponsor to fund the Commitment, shall be subject to (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction or waiver at the Closing of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the Transactions, (iii) either the contemporaneous consummation of the Closing or the obtaining by the Company in accordance with the terms and conditions of Section 9.07(b) of the Merger Agreement of an order requiring Parent to cause the Equity Financing to be funded and to consummate the Merger, (iv) the Debt Financing and/or the Alternative Financing (if applicable) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (v) the substantially contemporaneous closing of the contributions contemplated by the Other Sponsor Equity Commitment Letters which shall not be modified, amended or altered in any manner adverse to the Sponsor without Sponsor’s prior written consent.

3. Limited Guarantee. Concurrently with the execution and delivery of this letter agreement, Sponsor is executing and delivering to the Company a limited guarantee, dated as of the date hereof, related to Parent’s and Merger Sub’s certain payment obligations under the Merger Agreement (the “Limited Guarantee”). Other than as set forth in clause (ii) of Section 4 of this letter agreement, the Company’s remedies against Sponsor under the Limited Guarantee shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its affiliates against Sponsor or any Non-Recourse Party (as defined in the Limited Guarantee) in respect of any liabilities or obligations arising under, or in connection with, this letter agreement or the Merger Agreement and the Transactions, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s or Merger Sub’s breach is caused by Sponsor’s breach of its obligations under this letter agreement, except for claims against Sponsor pursuant to the Limited Guarantee.

4. Enforceability. This letter agreement may only be enforced by (i) Holdco at the direction of the Other Sponsors in a manner agreed by Sponsor and the Other Sponsors or (ii) the Company solely in accordance with, and to the extent expressly permitted by, Section 9.07 of the Merger Agreement. Neither Holdco’s, Parent’s, Merger Sub’s nor the Company’s creditors shall have the right to enforce this letter agreement or to cause Holdco to enforce this letter agreement.

5. No Modification; Entire Agreement. This letter agreement may not be amended or otherwise modified without the prior written consent of Holdco and Sponsor. Together with the Merger Agreement, each Other Sponsor Equity Commitment Letter, the Limited Guarantee, each Other Guarantee (as defined in the Limited Guarantee) and the Confidentiality Agreements (as defined in the Merger Agreement), this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Sponsor or any of its affiliates, on the one hand, and Holdco or any of its affiliates, on the other, with respect to the transactions contemplated hereby. Except as expressly permitted in Section 1 and Section 13 hereof, no transfer of any rights or obligations hereunder shall be permitted without the consent of Holdco and Sponsor. Any transfer in violation of the preceding sentence shall be null and void.

6. Governing Law; Jurisdiction. This letter agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of New York without regard to conflicts of law principles thereof. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of New York located in the Borough of Manhattan, and the federal courts of the United States of America located in the State of New York, Borough of Manhattan, solely in respect of the interpretation and enforcement of the provisions of this letter agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this letter agreement may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in herein or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

7. Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this letter agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or relating to this letter agreement, or any of the transactions contemplated by this letter agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily and (iv) each party has been induced to enter into this letter agreement by, among other things, the mutual waivers and certifications expressed above.

8. Counterparts. This letter agreement may be executed in any number of counterparts (including by e-mail of PDF or scanned versions or by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9. No Third Party Beneficiaries. The Company is a third party beneficiary of this letter agreement solely to specifically enforce the terms of this letter agreement as set forth in Section 4(ii) of this letter agreement, and shall have no other remedies (contractual, legal or equitable). Except as provided in the immediately preceding sentence, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this letter agreement, and this letter agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder or any rights to enforce the Commitment or any provision of this letter agreement.

10. Confidentiality. This letter agreement shall be treated as confidential and is being provided to Holdco solely in connection with the Merger. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of Sponsor and Holdco; provided, however, that each of Sponsor and Holdco may disclose the existence and content of this letter agreement to the Other Sponsors and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the Merger, and the Sponsor may disclose the existence and content of this letter agreement to any Sponsor Affiliate (as defined below).

11. Termination. This letter, and the obligation of Sponsor to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the Closing, (b) the first anniversary of the date hereof, (c) the valid termination of the Merger Agreement in accordance with its terms, or (d) the Company or any of its affiliates asserting a claim that would make the Limited Guarantee become terminable in accordance with Section 8(b) thereof.

12. No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement, or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, the addressee covenants, agrees and acknowledges that no person other than Sponsor has any obligation hereunder and that, notwithstanding that Sponsor may be a partnership or limited liability company, the addressee has no right of recovery under this letter agreement or under any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, advisors, representatives, affiliates, members, managers, general or limited partners or assignees of Sponsor or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent, advisors or representatives of any of the foregoing (each, a “Sponsor Affiliate”), through Sponsor or otherwise, whether by or through attempted piercing the corporate veil, by or through a claim by or on behalf of Parent against Sponsor Affiliates, whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

13. Assignment. The rights, interests or obligations under this letter agreement may not be assigned and/or delegated, in whole or in part, by any party or by operation of Law or otherwise without the prior written consent of the other party, except that, without the prior written consent of Holdco, the rights, interests or obligations under this letter agreement may be assigned and/or delegated, in whole or in part, by Sponsor to one or more of its affiliates or to one or more private equity funds sponsored or managed by any such affiliate. Any attempted assignment in violation of this Section 13 shall be null and void.

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Sincerely,

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorized Signatory

[SIGNATURE PAGE – EQUITY COMMITMENT LETTER (CITIC)]

Agreed to and accepted:

GIOVANNA GROUP HOLDINGS LIMITED

By:	/s/ Tom Mayrhofer
	Name:	Tom Mayrhofer
	Title:	Director

[SIGNATURE PAGE – EQUITY COMMITMENT LETTER (CITIC)]

SCHEDULE A

Other Sponsors

1.	FountainVest Partners

a.	FountainVest China Growth Fund, L.P.

b.	FountainVest China Growth Capital Fund, L.P

c.	FountainVest China Growth Capital-A Fund, L.P.

d.	FountainVest China Growth Fund II, L.P.

e.	FountainVest China Growth Capital Fund II, L.P.

f.	FountainVest China Growth Capital-A Fund II, L.P.

2.	The Carlyle Group

a.	Carlyle Asia Partners III, L.P.

3.	CITIC Capital Partners

a.	CITIC Capital China Partners II, L.P.

b.	(CITIC Capital (Tianjin) Equity Investment Limited Partnership)

4.	China Everbright Limited

a.	China Everbright Finance Limited

[SCHEDULE A TO EQUITY COMMITMENT LETTER (CITIC)]